Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-242483

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated August 21, 2020

New Issue	December 30, 2020

INTEGRA RESOURCES CORP.
Up to US$25,000,000
COMMON SHARES

This prospectus supplement (the "prospectus supplement") of Integra Resources Corp. ("Integra", "we" or the "Corporation"), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated August 21, 2020 (the "prospectus") qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Corporation having an aggregate sale price of up to US$25,000,000. See "Plan of Distribution" and "Description of Common Shares". Integra has entered into an "at-the-market" equity distribution agreement dated December 30, 2020 (the "Sales Agreement") with Stifel, Nicolaus & Company, Incorporated (the "Agent") pursuant to which we may distribute Offered Shares from time to time through the Agent, as our agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") on Form F-10 (File No.333-242483) (the "Registration Statement"), filed and effective with the United States Securities and Exchange Commission (the "SEC"). No Offered Shares will be sold under the Sales Agreement in Canada or on the TSX Venture Exchange (the "TSXV") or any other trading markets in Canada. See "Plan of Distribution".

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the TSXV under the symbol “ITR” and on the NYSE American LLC (the “NYSE American”) under the symbol “ITRG”. On December 29, 2020, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was C$5.00 and the closing price of the Common Shares on the NYSE was US$3.95. The TSXV has conditionally accepted the listing of the Offered Shares distributed under the Offering, subject to Integra fulfilling all of the requirements of the TSXV. The NYSE American has authorized the listing of the Offered Shares offered hereunder.

Sales of Offered Shares, if any, under this prospectus supplement will only be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), involving sales made directly on the NYSE American or on any other trading market for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSXV or any other trading market in Canada. If expressly authorized by the Corporation, the Agent may also sell Offered Shares in privately negotiated transactions in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers' transactions on the NYSE American at market prices, or as otherwise agreed upon by the Corporation and the Agent. As a result, prices may vary as between purchasers and during the period of distribution. The Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Sales Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See "Plan of Distribution".

In connection with the sale of the Offered Shares on our behalf, the Agent may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Corporation has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws.

As sales agent, the Agent will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

Integra will pay the Agent a commission for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Sales Agreement (the "Commission"). The amount of the Commission shall equal 2.75% of the gross sales price per Offered Share sold; provided that the Corporation shall not be obligated to pay the Commission on any sale of Offered Shares that is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSXV or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the United States or Canada or (iii) failure by the Agent to comply with its obligations under the terms of the Sales Agreement. In addition, the Corporation has agreed to reimburse the Agent for certain expenses incurred in connection with the Offering. The Corporation estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agent under the terms of the Sales Agreement, will be approximately US$225,000. See "Plan of Distribution".

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (the "MJDS"), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"), and our interim financial statements, certain of which are incorporated by reference herein, in Canadian dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences. Such consequences for purchasers who are resident in, or citizens of, the United States may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of British Columbia, a province of Canada, certain of the officers and directors are not residents of the United States, that some or all of the experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that certain of the Corporation's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

Certain of our directors and officers and some of the experts named in this prospectus supplement and the accompanying prospectus reside outside of Canada. See "Enforceability of Certain Civil Liabilities and Agent for Service of Process" in the prospectus accompanying this prospectus supplement.

The Corporation's head and registered office is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The Offering amount in this prospectus supplement is in United States dollars. References to "C$" are to Canadian dollars.  References to "$" and "US$" are to United States dollars. See "Currency and Exchange Rate Information".

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TABLE OF CONTENTS OF THE PROSPECTUS SUPPLEMENT

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ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Integra", "we" or the "Corporation", refer to Integra Resources Corp. together with its subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Agent has not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Corporation nor the Agent are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation's website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

FINANCIAL INFORMATION AND CURRENCY

Integra has prepared its consolidated financial statements incorporated herein by reference in Canadian dollars, and in accordance with IFRS as issued by the IASB which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

The Offering amount in this prospectus supplement is in United States dollars. References to "C$" are to Canadian dollars.  References to "US$" are to United States dollars.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2019	2018	2020	2019
Low for the period	C$1.2988	C$1.2288	C$1.2970	C$1.3038
High for the period	C$1.3600	C$1.3642	C$1.4496	C$1.3600
Rate at the end of the period	C$1.2988	C$1.3642	C$1.3339	C$1.3243
Average	C$1.3269	C$1.2957	C$1.3541	C$1.3292

On December 29, 2020, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.78 or US$1.00 = C$1.28.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, in accordance with the requirements of Canadian disclosure requirements, which are different from United States disclosure requirements. Integra has prepared its consolidated financial statements incorporated herein by reference in Canadian dollars, and in accordance with IFRS as issued by the IASB which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act. Under U.S. standards pursuant to SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in, and required to be disclosed by, NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, under SEC Industry Guide 7 the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference that describes the Corporation's mineral deposits may not be comparable to similar information made public by companies subject to reporting and disclosure requirements under SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC.  These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7.  Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.  If the Corporation ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Corporation will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued and existing under the laws of the Province of British Columbia.  Most of the officers and directors, and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  Integra has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Integra's civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

Integra has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Integra has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We have filed with the SEC, concurrently with the Registration Statement of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X.  Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act relating to the offering of our securities, including the Offered Shares, of which this prospectus supplement and accompanying prospectus form a part. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Offered Shares. Information omitted from this prospectus supplement and the accompanying prospectus, but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation's profile at www.sec.gov.  Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Offered Shares. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Corporation's operating environment, business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, the Offering; the use of proceeds of the Offering, including any timeline for the use thereof and any objectives to be achieved from the use thereof; statements regarding planned exploration and development programs and expenditures; statements regarding the completion of any pre-feasibility study in respect of the DeLamar Project (as defined herein); the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration from the DeLamar Project; the development, operational and economic results of the preliminary economic assessment ("PEA") for the DeLamar Project, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Integra; future development plans; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Corporation's ability to fund its programs; the Corporation's ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation's mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation's ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: access to additional capital or other funding; volatility in the market price of the Corporation's securities; future sales of the Corporation's securities; dilution of shareholder's holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; uncertainty and variations in the estimation of mineral resources; health, safety and environmental risks; success of exploration, development and operations activities; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; delays in getting access from surface rights owners; the fluctuating price of gold and silver; assessments by taxation authorities; uncertainties related to title to mineral properties; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; and the Corporation's ability to identify, complete and successfully integrate acquisitions.

This list is not exhaustive of the factors that may affect any of the Corporation's forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" below and in the accompanying prospectus, and in the section entitled "Risk Factors" in the Corporation's annual information form for the year ended December 31, 2019, dated April 15, 2020 (the "Annual Information Form"), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this prospectus supplement and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation's filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on EDGAR at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically under the Corporation's profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the Annual Information Form;

(b) the Corporation's audited consolidated financial statements as at and for the financial years ended December 31, 2019 and December 31, 2018, and related notes thereto, together with the independent auditor's report thereon;

(c) the management's discussion and analysis for the financial years ended December 31, 2019 and 2018;

(d) the Corporation's unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2020 and September 30, 2019, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the nine-month period ended September 30, 2020 (the "Interim MD&A");

(f) the management information circular of the Corporation dated May 1, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on June 16, 2020;

(g) the material change report of the Corporation dated July 16, 2020 related to the consolidation of the Corporation's issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every two-and-one half (2.5) pre-consolidation Common Shares (the "Consolidation") and NYSE American listing; and

(h) the material change report of the Corporation dated September 18, 2020 related to the bought deal offering of Common Shares for total gross proceeds of US$23,069,000, which closed on September 14, 2020 (the "September Offering").

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada after the date of this prospectus supplement during the period that this prospectus supplement is effective and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement and shall automatically update and supersede information contained or incorporated by reference in this prospectus supplement. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).  In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this prospectus supplement shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part, but only if and to the extent expressly so provided in any such report.  The Corporation's reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein and therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the Sales Agreement; (ii) powers of attorney from certain of the Corporation's directors and officers (included on the signature page of the Registration Statement); (iii) the consent of MNP LLP; (iv) the consents of the "qualified persons" referred to in the Registration Statement under "Interest of Experts"; and (v) the consent of the Corporation's Canadian counsel, Cassels Brock & Blackwell LLP.

THE CORPORATION

Integra is a mineral exploration company, whose Common Shares are listed on the TSXV and in the United States on the NYSE American. The Corporation's principal asset is the DeLamar Project, a mineral exploration project located in the heart of the historic Owyhee County mining district in south western Idaho (the "DeLamar Project"). The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Deposits and was formerly operated as a gold and silver mine.  The primary focus of the Corporation is the advancement of its DeLamar Project.

Recent Developments

COVID-19 Update

For the safety of all employees, the Corporation closed its corporate office (Vancouver, BC) in mid-March as a result of the COVID-19 global outbreak. All corporate employees continue to work remotely from home. One of the most significant activity impacted at the corporate level has been the inability to travel due to travel bans and safety risks.

Exploration and Development

The Corporation also maintained a steady pace of exploration at its DeLamar Project and recently completed its 15,000 metre exploration drill program.  The COVID-19 pandemic did not have a material effect on the exploration program and an updated NI 43-101 mineral resource estimate is expected in the second quarter of 2021. The impact of the COVID-19 pandemic on development activities, such as engineering and permitting activities, has not been material and the Corporation progressed on various baseline and feasibility-level studies during the course of 2020.  The Corporation anticipates the completion of its pre-feasibility study in the fourth quarter of 2021.

September 2020 Financing

The Corporation completed the US$23.1 million September Offering on September 14, 2020, and is fully funded until December 2021.

For further information regarding Integra and the DeLamar Project, see the Annual Information Form and other documents incorporated by reference in this prospectus supplement available at www.sedar.com and www.sec.gov under the Corporation's profile.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and accompanying prospectus. See the risk factors below and the "Risk Factors" section of the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.  Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this prospectus supplement and accompanying prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors in the accompanying prospectus and the documents incorporated by reference, should be carefully reviewed and considered by investors.

Some of the factors described herein and the accompanying prospectus, in the documents incorporated or deemed incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein and the accompanying prospectus, or in another document incorporated or deemed incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein and the accompanying prospectus, or in the other documents incorporated or deemed incorporated by reference herein or therein or other unforeseen risks.

No Certainty Regarding the Gross Proceeds to the Corporation

There is no certainty that the maximum gross proceeds of US$25,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold), or any amount, will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Corporation's behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the Use of Proceeds

The Corporation currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however, the Corporation will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by the Board of Directors to be in the Corporation's best interests to do so. Shareholders may not agree with the manner in which the Board of Directors and management choose to allocate and spend the net proceeds. The failure by the Corporation to apply these funds effectively could have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

At-the-Market Offering

Investors who purchase Offered Shares in the Offering at different times will likely pay difference prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.

COVID-19 and global health crisis

The COVID-19 global outbreak and efforts to contain it may have a material adverse impact on the Corporation's business.  To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States, Europe and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors.  The Corporation continues to monitor the situation and the impact the virus may have on the DeLamar Project.  Should the virus spread, travel bans remain in place or should one of the Corporation's team members or consultants become infected, the Corporation's ability to advance the DeLamar Project may be impacted.  Similarly, the Corporation's ability to obtain financing and the ability of the Corporation's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.  At this point, the extent to which COVID-19 will or may impact the Corporation is uncertain and these factors are beyond the Corporation's control; however, it is possible that COVID-19 may have a material adverse effect on the Corporation's business, results of operations and financial condition.

Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

Holders of Common Shares will be diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and other than the participation right of Coeur Mining, Inc. ("Coeur Mining"), shareholders have no pre-emptive rights or participation rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation's stock option plan and upon the exercise of outstanding warrants.

Potential Need for Additional Funding

The Corporation has no operating cash flows and significant operational expenses.  The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities. In the event that the Corporation's operating cash flow is not positive in future financial periods it may need to raise additional capital in order to fund operations. There is no assurance that the Corporation will be successful in obtaining additional funding, if required, through the issuance of equity, debt or other means, or that such additional funding will be on terms acceptable to the Corporation. The Corporation's ability to secure additional funding in the future will depend, in part, on prevailing debt and equity market conditions, metal prices, the Corporation's performance and other factors identified herein, in the accompanying prospectus and the documents incorporated herein and therein.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements. As a result of the Offering, the shareholder's equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The Corporation intends to use the net proceeds from the Offering, if any, to expand its exploration drilling program and working capital purposes. To date, the Corporation has not generated significant revenues from operations. The Corporation had negative operating cash flows for the year ended December 31, 2019 and for the nine months ended September 30, 2020 and the Corporation may continue to incur negative operating cash flows. As a result, the Corporation may need to allocate a portion of its existing working capital or a portion of the proceeds of the Offering to fund any such negative operating cash flow in future periods. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be at-the-market distributions as defined in NI 44-102, including sales made by the Agent directly on the NYSE American or any other trading market for the Common Shares in the United States. Any proceeds that the Corporation receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agent in an at-the-market distribution under the Sales Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$25,000,000. The Agent will receive the Commission equal to 2.75% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agent will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors".

PLAN OF DISTRIBUTION

The Corporation has entered into the Sales Agreement with the Agent under which the Corporation may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$25,000,000 in the United States pursuant to placement notices delivered by the Corporation to the Agent from time to time in accordance with the terms of the Sales Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be at-the-market distributions as defined in NI 44-102, including sales made by the Agent directly on the NYSE American or any other trading market for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSXV or any other trading market in Canada. If expressly authorized by the Corporation, the Agent may also sell Offered Shares in privately negotiated transactions in the United States. Subject to the pricing parameters in a placement notice, the sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers' transactions on the NYSE American at market prices, or as otherwise agreed upon by the Corporation and the Agent. As a result, prices may vary as between purchasers and during the period of distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Sales Agreement on the NYSE American or any other trading market for the Common Shares in the United States, or if any Offered Shares will be sold.  The Agent is not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Sales Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all.

The Agent will offer the Offered Shares subject to the terms and conditions of the Sales Agreement from time to time as agreed upon by the Corporation and the Agent. The Corporation will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the Agent. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell, on the Corporation's behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agent not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular placement notice. Any placement notice delivered to the Agent shall be effective upon delivery unless and until (i) the Agent declines to accept the terms contained in the placement notice or such Agent does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Corporation suspends or terminates the placement notice in accordance with the terms of the Sales Agreement, (iv) the Corporation issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Sales Agreement is terminated in accordance with its terms. The Agent will not be required to purchase Offered Shares on a principal basis pursuant to the Sales Agreement, except in certain transactions as described in the Sales Agreement.

Either the Corporation or the Agent may suspend the Offering upon proper notice to the other party. The Corporation and the Agent each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party's sole discretion at any time.

The Corporation will pay the Agent the Commission for its services in acting as agent in connection with the sale of Offered Shares pursuant to the Sales Agreement. The amount of the Commission will be equal to 2.75% of the gross sales price per Offered Share sold, provided however, that the Corporation shall not be obligated to pay the Agent any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSXV or the NYSE American, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by the Agent to comply with its obligations under the terms of the Sales Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of any such Offered Shares.

The Agent will provide written confirmation to the Corporation following close of trading on the NYSE American on the trading day on which such Agent has made sales of the Offered Shares under the Sales Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the gross proceeds from such sales, (iii) the Commission payable by the Corporation to the Agent with respect to such sales, and (iv) the net proceeds payable to the Corporation.

The Corporation will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation's annual and interim financial statements and related management's discussion and analysis and annual reports on Form 40-F, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agent may agree upon.

In connection with the sales of the Offered Shares on the Corporation's behalf, the Agent may be deemed to be an "underwriter" within the meaning of the U.S. Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agent in connection with the Offering, pursuant to the terms of the Sales Agreement.

The Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Sales Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement and the related prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agent under the Sales Agreement, are estimated to be approximately US$225,000.

Pursuant to the Sales Agreement, the Offering will terminate upon the earliest of (i) the issuance and sale of all of the Offered Shares subject to the Sales Agreement, and (ii) the termination of the Sales Agreement as permitted therein.

The Agent and its affiliates have in the past provided, or may in the future provide, various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they have received, or may in the future receive, customary fees. To the extent required by Regulation M under the Exchange Act, the Agent will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

The Common Shares are listed on the TSXV and the NYSE American. The TSXV has conditionally accepted the listing of the Offered Shares distributed under the Offering, subject to Integra fulfilling all of the requirements of the TSXV. The NYSE American has authorized the listing of the Offered Shares offered hereunder.

Coeur Mining has been granted a participation right under an investor rights agreement dated November 25, 2019 (the "Coeur Mining Investor Rights Agreement"), whereby Coeur Mining has a right to maintain its percentage ownership interest in the Corporation.  Coeur Mining may purchase Offered Shares in the Offering pursuant to the terms of the Coeur Mining Investor Rights Agreement.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares without par value of which, as at December 29, 2020, 54,608,177 Common Shares are issued and outstanding. The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board of Directors. The Corporation has no source of cash flow, and anticipates using all available cash resources toward its stated business objectives. As such, the Corporation does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating financial conditions.

PRIOR SALES

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this prospectus supplement.  The Consolidation was effected on July 9, 2020.  The "Number of Securities" and the "Price per Security" below reflect the "Number of Securities" and "Price per Security" as though the Consolidation had been effected immediately prior to the issuance thereof.

Month of Issuance	Security	Price per Security	Number of Securities
December 2019	Common Shares (1)	C$2.88	8,799,800
September 2020	Common Shares (2)	US$3.40	6,785,000
Total			15,584,800

(1) Issued in connection with a public bought deal offering of Common Shares pursuant to which the Corporation issued 8,799,800 Common Shares at a price of C$2.88 per Common Share.

(2) Issued in connection with the September Offering pursuant to which the Corporation issued 6,785,000 Common Shares at a price of US$3.40 per Common Share.

The following table summarizes details of the securities convertible into Common Shares issued by the Corporation during the 12-month period prior to the date of this prospectus supplement. The Consolidation was effected on July 9, 2020.  The "Number of Securities" and the "Price per Security" below reflect the "Number of Securities" and "Price per Security" as though the Consolidation had been effected immediately prior to the issuance thereof.

Month of Issuance	Security	Price per Security	Number of Securities
December 2019	Stock Options (1)	C$2.88 (2)	1,425,900 (3)
March 2020	Stock Options (4)	C$1.95 (2)	80,000
September 2020	Stock Options (4)	C$4.51 (2)	40,000
October 2020	Stock Options (4)	C$4.42 (2)	40,000
December 2020	Stock Options (5)	C$4.71 (2)	285,683
December 2020	Stock Options (6)	C$4.71 (2)	5,046
December 2020	Restricted Share Units (5)	C$4.71 (2)	358,203 (7)
December 2020	Deferred Share Units (5)	C$4.71 (2)	87,500
Total			2,322,332

___________________________________________

(1) 2019 annual stock option grant to directors, officers, employees and consultants.

(2) Exercise price of the stock options or deemed issue price for restricted share units or deferred share units, as applicable.

(3) 8,000 of these stock options were subsequently cancelled.

(4) Stock options issued to new employees.

(5) 2020 annual equity grant to directors, officers, employees and consultants.

(6) Stock options issued to consultants of the Corporation.

(7) 2,056 of these restricted share units were subsequently cancelled.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and on the NYSE American under the symbol "ITRG".

The following tables set forth information relating to the trading of the Common Shares on the TSXV and the NYSE American for the 12-month period prior to the date of this prospectus supplement. The Consolidation was effected on July 9, 2020.  For the period prior to such date, the "High (C$)", "Low (C$)" and "Volume" below reflect the "High (C$)", "Low (C$)" and "Volume" trading data of the Common Shares on the TSXV as though the Consolidation had been effected.

Month	High (C$)	Low (C$)	Volume
December 2019	3.175	2.500	2,359,304
January 2020	3.350	2.775	1,233,711
February 2020	3.475	2.250	1,458,985
March 2020	2.975	1.525	1,891,546
April 2020	3.050	1.900	1,206,292
May 2020	3.675	2.850	1,273,290
June 2020	4.875	3.250	1,752,898
July 2020	5.900	4.575	2,812,369
August 2020	5.650	4.330	2,452,430
September 2020	5.190	4.110	1,609,327
October 2020	4.680	4.110	1,193,679
November 2020	4.870	4.150	1,711,900
December 1 to 29, 2020	5.160	4.210	1,110,685

On December 29, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was C$5.00.

The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the months indicated.

Month	High (US$)	Low (US$)	Volume
July 2020 (1)	5.550	4.130	183,332
August 2020	4.690	3.300	2,173,215
September 2020	3.990	3.060	2,794,830
October 2020	3.560	3.090	1,473,532
November 2020	3.790	3.150	1,631,972
December 1 to 29, 2020	4.080	3.300	1,473,815

(1) The Common Shares commenced trading on the NYSE American on July 31, 2020.

At the close of business on December 29, 2020, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the NYSE American was US$3.95.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the ownership and disposition of Offered Shares acquired pursuant to this Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the ownership and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares that is for U.S. federal income tax purposes:

  a citizen or individual resident of the United States;
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Offered Shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the ownership and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; (j) are partnerships or other "pass-through" entities; or (k) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the ownership and disposition of Offered Shares.

Passive Foreign Investment Company Rules

PFIC Status

If we were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares. Based on current business plans and financial expectations, we believe that we will be a PFIC for our current tax year and likely will be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our subsidiaries) concerning our PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status each of our subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the "PFIC income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain "related persons" (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares; and (b) any "excess distribution" received on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Offered Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Offered Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a "purging" election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

For each tax year that we qualify as a PFIC as determined by us based on our reasonable analysis, upon the written request of a U.S. Holder, we will make publicly available: (a) a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) all information and documentation that a U.S. Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to us. We may elect to provide such information on our website. However, U.S. Holders should be aware that we can provide no assurances that we will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC.  Because we may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Offered Shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares to the Extent that the Passive Foreign Investment Company Rules Do Not Apply

The following discussion is subject, in its entirety, to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See "Sale or Other Taxable Disposition of Offered Shares" below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by us with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we are not classified as a PFIC in the tax year of distribution or in the preceding tax year. If we are a PFIC, a dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Offered Shares generally will be such U.S. Holder's U.S. dollar cost for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax at the rate of 24% if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and on behalf of the Agent by Goodwin Procter LLP.

As of the date hereof Cassels Brock & Blackwell LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 21, 2020

INTEGRA RESOURCES CORP.

C$100,000,000
Common Shares
Warrants
Subscription Receipts
Units

This short form base shelf prospectus (the "Prospectus") relates to the offering for sale from time to time (each, an "Offering"), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the securities of Integra Resources Corp. ("Integra" or the "Corporation") listed above (the "Securities") in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to C$100,000,000 (or the equivalent thereof in U.S. dollars or other currencies).  The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

We are permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

The issued and outstanding common shares of the Corporation (the "Common Shares") are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "ITR" and on the NYSE American LLC (the "NYSE American") under the symbol "ITRG".  On August 20, 2020, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSXV was C$4.70 and on the NYSE American US$3.56. Unless otherwise specified in the applicable Prospectus Supplement, there is no existing trading market through which the warrants (the "Warrants"), the subscription receipts (the "Subscription Receipts") or the units (the "Units") may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.  See "Risk Factors".

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.  You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.  The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation.  A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution.  In connection with any Offering (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".  No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks.  The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See "Risk Factors".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  See "Enforceability of Certain Civil Liabilities".

Mr. Timo Jauristo and Mr. C.L. "Butch" Otter, each a director of the Corporation, Mr. E. Max Baker and Mr. Timothy Arnold, each an officer of the Corporation, and Michael M. Gustin, Steven I. Weiss, Thomas L. Dyer, Jack S. McPartland, Jeffrey L. Woods and John D. Welsh, each a qualified person, reside outside of Canada. Each of Mr. Jauristo, Mr. Otter, Mr. Baker, Mr. Arnold, Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Woods and Mr. Welsh have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

We have filed an undertaking with the British Columbia Securities Commission (the "BCSC") that we will not distribute in the local jurisdiction under this Prospectus specified derivatives or asset-backed securities that, at the time of distribution, are novel without pre-clearing with the BCSC the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such securities.

Owning our securities may subject you to tax consequences both in Canada and the United States.  Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement.  You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus refer to Canadian dollars.

The head and principal office of the Corporation is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The registered and records office of the Corporation is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context indicates otherwise, the "Corporation" and "Integra" refer to Integra Resources Corp. and its subsidiaries.

This Prospectus is part of a registration statement on Form F-10 that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Securities (the "Registration Statement"). Under the Registration Statement, we may, from time to time, offer any combination of the Securities described in this Prospectus in one or more offerings of up to an aggregate principal amount of C$100,000,000 (or the equivalent in other currencies). This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation's website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

FINANCIAL INFORMATION AND CURRENCY

Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in Canadian dollars, unless otherwise indicated.  References to "C$" are to Canadian dollars.  References to "US$" are to United States dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2018 and 2019.

	Years Ended December 31,
	2019	2018
Low for the period	$1.2988	$1.2288
High for the period	$1.3600	$1.3642
Rate at the end of the period	$1.2988	$1.3642
Average	$1.3269	$1.2957

On August 20, 2020, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7579 or US$1.00 = C$1.3195.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with IFRS as issued by the International Accounting Standards Board which is incorporated within Part 1 of the CPA Canada Handbook - Accounting, and its consolidated financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this Prospectus and the documents incorporated herein by reference has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act. Under U.S. standards pursuant to SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in, and required to be disclosed by, NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, under SEC Industry Guide 7 the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein that describes the Corporation's mineral deposits may not be comparable to similar information made public by companies subject to reporting and disclosure requirements under SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC.  These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7.  Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.  If the Corporation ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Corporation will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued and existing under the laws of the Province of British Columbia.  Most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  Integra has appointed an agent for service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon Integra's civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or "blue sky" laws of any state within the United States.

Integra has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Integra has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X.  Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is filing a Registration Statement with the SEC.  This Prospectus and the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation's profile at www.sec.gov.  Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Securities. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.  Each time we sell Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering.  The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Corporation's operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration from the DeLamar Project (as defined herein); the development, operational and economic results of the preliminary economic assessment ("PEA") for the DeLamar Project, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Integra; future development plans; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Corporation at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Corporation's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver; anticipated costs and the Corporation's ability to fund its programs; the Corporation's ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Corporation's mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Corporation's ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19; and the Corporation's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: access to additional capital; volatility in the market price of the Corporation's securities; future sales of the Corporation's securities; dilution of shareholder's holdings; negative operating cash flow; failure to obtain required regulatory and stock exchange approvals; uncertainty and variations in the estimation of mineral resources; health, safety and environmental risks; success of exploration, development and operations activities; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; delays in getting access from surface rights owners; the fluctuating price of gold and silver; assessments by taxation authorities; uncertainties related to title to mineral properties; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; and the Corporation's ability to identify, complete and successfully integrate acquisitions.

This list is not exhaustive of the factors that may affect any of the Corporation's forward-looking statements. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" below, and in the section entitled "Risk Factors" in the Corporation's annual information form for the year ended December 31, 2019, dated April 15, 2020 (the "Annual Information Form"), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this Prospectus and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation's filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

NON-GAAP MEASURES AND OTHER FINANCIAL MEASURES

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information.  These non-GAAP performance measures are included in this Prospectus because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, except the Province of Québec, which have also been filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically under the Corporation's profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") at www.sec.gov. The filings of the Corporation through SEDAR and through EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, except the Province of Québec, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the Annual Information Form;

(b) the Corporation's audited consolidated financial statements as at and for the financial years ended December 31, 2019 and December 31, 2018, and related notes thereto, together with the independent auditor's report thereon;

(c) the management's discussion and analysis for the financial years ended December 31, 2019 and 2018;

(d) the Corporation's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2020 and June 30, 2019, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the three and six-month periods ended June 30, 2020 (the "Interim MD&A");

(f) the management information circular of the Corporation dated May 1, 2020 in connection with the annual general and special meeting of shareholders of the Corporation held on June 16, 2020; and

(g) the material change report of the Corporation dated July 16, 2020 related to the Consolidation and NYSE American listing.

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR, which can be accessed at www.sedar.com.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).  In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this Prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report.  The Corporation's current reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited interim condensed consolidated financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.  Upon new unaudited interim condensed consolidated financial statements and related management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.  Upon a management information circular in connection with an annual general meeting of shareholders being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering to which that Prospectus Supplement pertains.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) powers of attorney from certain of the Corporation's directors and officers (included on the signature page to the Registration Statement); (3) the consent of MNP LLP; (4) the consent of the "qualified persons" referred to in this Prospectus under "Interest of Experts"; and (5) the consent of Canadian counsel, Cassels Brock & Blackwell LLP. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

Integra is a mineral exploration company, whose Common Shares are listed on the TSXV and in the United States on the NYSE American. The Corporation's principal asset is the DeLamar Project, a mineral exploration project located in the heart of the historic Owyhee County mining district in south western Idaho (the "DeLamar Project"). The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Deposits and was formerly operated as a gold and silver mine.  The primary focus of the Corporation is the advancement of its DeLamar Project. On October 22, 2019, the Corporation filed a technical report entitled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", with an effective date of September 9, 2019 and prepared by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E. in support of the maiden PEA. Mr. Gustin, Mr. Weiss, Mr. Dyer, Mr. McPartland, Mr. Woods and Mr. Welsh are qualified persons under NI 43-101.

For further information regarding Integra and the DeLamar Project, see the Annual Information Form and other documents incorporated by reference in this Prospectus available at www.sedar.com under the Corporation's profile.

Recent Developments-

Continuation to British Columbia

On June 29, 2020, the Corporation continued from the province of Ontario to British Columbia.  As a result, the Corporation is now subject to the Business Corporations Act (British Columbia) (the "BCBCA"), as if it had originally been incorporated under the BCBCA.

Consolidation

On July 9, 2020, the Corporation consolidated all of its issued and outstanding Common Shares on a two-and-one-half (2.5) for one (1) basis (the "Consolidation"). All references to our Common Shares and securities issuable into Common Shares such as options and warrants in documents dated prior to the date hereof that are incorporated by reference in this Prospectus, reflect pre-consolidation amounts.

Listing on NYSE American

On July 31, 2020, the Corporation's Common Shares commenced trading on the NYSE American.  Concurrent with the NYSE American listing, the Common Shares of the Corporation were de-listed from the OTCQX.

Update Regarding Impact of COVID-19 on Operations

For the safety of all employees, the Corporation temporarily suspended drilling and exploration activities in mid-March. With comprehensive operational procedures in-place, which were specifically designed to mitigate the risk of disease transmission amongst essential site staff and crews, the Corporation resumed drilling activities in mid-May. Drilling and other exploration activities, such as IP, are now ongoing. The development activities, other than metallurgical drilling, have not been greatly impacted by the Coronavirus (COVID-19) pandemic to date. Corporate employees have been working remotely since mid-March and will continue to work remotely for the foreseeable future.

Previous Disclosure of Use of Proceeds

The Corporation raised net proceeds of approximately C$29,800,000 in November and December 2019 via a bought deal prospectus offering of Common Shares and a strategic private placement of Common Shares to Coeur Mining, Inc.  The Corporation continues to deploy the bulk of these proceeds in a manner consistent with that disclosed in the Corporation's November 2019 prospectus, although it expects that an additional C$500,000 will ultimately be attributable to corporate G&A as a result of increased third-party costs from the continuation, consolidation, this base shelf prospectus filing, the NYSE American listing and registration filings in the United States. On the development side, the Corporation anticipates spending less than expected on metallurgical drilling and will re-allocate those funds towards permitting activities. The Corporation also anticipates spending more on the IP program. The Corporation expects these variances to be minor and that they will not impact the Corporation's ability to achieve its business objectives and milestones as stated in the November 2019 prospectus.

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below and the "Risk Factors" section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.  Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

COVID-19 and global health crisis

The COVID-19 global outbreak and efforts to contain it may have an impact on the Corporation's business.  The Corporation has implemented various safety measures onsite to ensure the safety of its employees and contractors.  The Corporation continues to monitor the situation and the impact the virus may have on the DeLamar Project.  Should the virus spread, travel bans remain in place or should one of the Corporation's team members or consultants become infected, the Corporation's ability to advance the DeLamar Project may be impacted.  Similarly, the Corporation's ability to obtain financing and the ability of the Corporation's vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

Exploration and development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the DeLamar Project.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Preliminary economic assessment

The PEA for the DeLamar Project is an early stage estimate that does not have sufficient certainty to constitute a pre-feasibility study or a feasibility study. Integra has not completed pre-feasibility or feasibility level work and analysis that would allow us to declare Proven or Probable Mineral Reserves at the DeLamar Project, and no assurance can be given that we will ever be in a position to declare a Proven or Probable Mineral Reserves at the DeLamar Project.  In particular, the PEA for the DeLamar Project contains our estimated capital costs and operating costs which are based on anticipated tonnage and grades of metal to be mined and processed, the expected recovery rates and other factors, none of which has been completed to date to a pre-feasibility study or a feasibility study level. Whether we complete a feasibility study on the DeLamar Project, and thereby delineate Proven or Probable Mineral Reserves, depends on a number of factors, including:

  the particular attributes of the deposit (including its size, grade, geological formation and proximity to infrastructure);
  metal prices, which are highly cyclical;
  government regulations (including regulations relating to taxes, royalties, land tenure, land use and permitting); and
  environmental protection considerations.

We cannot determine at this time whether any of our estimates will ultimately be correct.

Negative operating cash flow

The Corporation is an exploration stage company and has not generated cash flow from operations. The Corporation is devoting significant resources to the development and acquisition of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future.  The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Corporation currently has negative cash flow from operating activities.

Capital resources

Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global gold and/or silver markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of net proceeds from an offering by the Corporation of its securities.  There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation's sole discretion.

Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

Securities of Integra are subject to price volatility

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes.  There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.

In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Corporation or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. The Corporation cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Holders of Common Shares will be diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options under the Corporation's stock option plan and upon the exercise of outstanding warrants.

Market for Securities

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Warrants, Subscription Receipts or Units not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Warrants, Subscription Receipts or Units purchased under this Prospectus.  This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Risks relating to the Corporation's status as a "foreign private issuer" under U.S. securities laws

The Corporation is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC.  Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies.  As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.  In addition, the Corporation's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act.  Therefore, the Corporation's shareholders may not know on as timely a basis when the Corporation's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements.  The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information.  While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.  In addition, the Corporation may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead.  The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters.  As a result, the Corporation's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its status as a foreign private issuer under U.S. securities laws

In order to maintain its status as a foreign private issuer, a majority of the Corporation's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS.  If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, the Corporation may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.

Risks relating to the Corporation's status as an "emerging growth company" under U.S. securities laws

The Corporation is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act.  The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.  These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act.  The Corporation takes advantage of some, but not all, of the available exemptions available to emerging growth companies.  The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions.  If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.  On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation's business, financial condition and results of operations.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the DeLamar Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes.  Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement.  The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the DeLamar Project.  To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to C$100,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters' compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") of the Canadian Securities Administrators, including sales made directly on the TSXV, NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting "at-the-market distributions".

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an "at-the-market distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, Securities in connection with an offering of Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors". No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation is authorized to issue an unlimited number of the Common Shares. As of August 20, 2020, there were 47,823,177 Common Shares issued and outstanding. The Corporation may issue Common Shares on exercise of Special Warrants (as defined below). The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board of Directors. The Corporation has no source of cash flow, and anticipates using all available cash resources toward its stated business objectives. As such, the Corporation does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating financial conditions.

Warrants

As of August 20, 2020, there are no Warrants outstanding. The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Warrants. This description will include, where applicable:

  the designation and aggregate number of Warrants offered;
  the price at which the Warrants will be offered;
  the currency or currencies in which the Warrants will be offered;
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;
  whether we will issue fractional Common Shares;
  whether we have applied to list the Warrants on a securities exchange;
  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
  the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
  material United States and Canadian federal income tax consequences of owning the Warrants; and
  any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

As of August 20, 2020, there are no Subscription Receipts outstanding. The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof.  Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Corporation and an escrow agent (the "Escrow Agent"), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts.  Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Subscription Receipts. This description will include, where applicable:

  the designation and aggregate number of Subscription Receipts offered;
  the price at which the Subscription Receipts will be offered;
  the currency or currencies in which the Subscription Receipts will be offered;
  the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
  the conditions (the "Release Conditions") that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;
  the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;
  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;
  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
  any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
  whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

  whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether we have applied to list the Subscription Receipts on a securities exchange;
  material United States and Canadian federal tax consequences of owning the Subscription Receipts; and
  any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of August 20, 2020, there are no Units outstanding. The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Units. This description will include, where applicable:

  the designation and aggregate number of Units being offered;
  the price at which the Units will be offered;
  the designation and terms of the Units and the applicable Securities included in the Units;
  the description of the terms of any agreement governing the Units;
  any provision for the issuance, payment, settlement, transfer or exchange of the Units;
  the date, if any, on and after which the Units may be transferable separately;
  whether we have applied to list the Units on a securities exchange;
  material United States and Canadian federal tax consequences of owning the Units;
  how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and
  any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable Prospectus Supplement will also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended).  Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and, since July 31, 2020, on the NYSE American under the symbol "ITRG".  Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters.  As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

INTEREST OF EXPERTS

Information relating to the DeLamar Project in this Prospectus and the documents incorporated by reference herein and therein has been derived from reports, statements, or opinions prepared or certified by Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E., and this information has been included in reliance on such persons' expertise. Each Michael M. Gustin, C.P.G., Steven I. Weiss, C.P.G., Thomas L. Dyer, P.E., Jack S. McPartland, M.M.S.A., Jeffrey L. Woods, S.M.E., M.M.S.A. and John D. Welsh, P.E. is a qualified person as such term is defined in NI 43-101.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation's property or the property of any of the Corporation's associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation's securities or the securities of any associate or affiliate of the Corporation when they prepared the DeLamar Report and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation's securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the DeLamar Report. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.

All scientific and technical information in this Prospectus has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are qualified persons under NI 43-101. As of the date hereof, Mr. Baker holds 250,000 Common Shares and 1,104,000 stock options, and Mr. Arnold holds 470,000 stock options.

AUDITORS

MNP LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).